

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Investment Management
100 F Street NE
Washington, DC 20549

December 1, 2014

Velvet R. Regan, Esq.
Vice President
Eaton Vance Management
Two International Place
Boston, MA   02210


Re: Bond Portfolio II
(File Number 811-23008)


Dear Ms. Regan:

      We have reviewed the registration statement for Bond Portfolio II (the "Fund"), filed on Form N-1A with the Securities and Exchange Commission on November 3, 2014, and have the following comments.

Prospectus

Item 9. Investment Objective, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

1. Please confirm that, under normal market conditions, the Fund invests at least 80% of its net assets in bonds and other instruments. Also, please confirm that you have added "plus borrowings for investment purposes" after net assets.

2. If applicable, disclose in this section that a description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available in the Fund's Statement of Additional Information and on the Fund's website.

Item 10. Management, Organization and Capital Structure

3. In the section titled "(b) Capital Stock," the Fund incorporates by reference information concerning interests in the Portfolio from "Management and Organization" in the Feeder Fund's SAI. Please confirm to the staff that any unique or unusual restrictions regarding capital stock have been disclosed. *See* Item 10 (b) of Form N-1A.

Item 11. Shareholder Information

4. The disclosure in the section (e) titled "Frequent Purchases and Redemptions of Fund Shares" states that the Board of Trustees has adopted policies for the Fund to discourage short-term purchases and redemptions of Fund shares. Item 11(e) (4) (iii) of Form N-1A requires that these policies, procedures, and restrictions be described with specificity. Please confirm that the incorporation by reference contains this disclosure.

   Statement of Additional Information

5. We note that Part B omits the title "Statement of Additional Information." Please add this title to Part B.

Item 16. Description of the Fund and Its Investments and Risks

6. Please confirm, if applicable, the types of investments that the Fund may make while assuming a defensive position described in response to Item 9(b) of Form N-1A.

   General

7. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in an amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

8. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

9. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

10. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please furnish a letter acknowledging that:

- The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- The Fund may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

If you have any questions about these comments, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos

Senior Counsel